Rule 424(b)(5)

Registration Statement

No. 333-181528

PRICING SUPPLEMENT NO. 2

Dated September 8, 2014

To Prospectus Dated May 31, 2012 (the “Prospectus”)

WASHINGTON GAS LIGHT COMPANY

MEDIUM-TERM NOTES, SERIES J

DUE ONE YEAR OR MORE FROM DATE OF ISSUE

Principal Amount: $100,000,000

☒ Fixed Rate Note	☐ Floating Rate Note
☒ Book Entry Note	☐ Certificated Note

Issue Price (as a percentage of principal amount):	100.00%

Net Proceeds to Issuer:	$99,250,000

Original Issue Date:	September 12, 2014

Maturity Date:	September 15, 2044

CUSIP:	93884P DV9

Redemption:

☒	Optional Redemption:
	Type:	☒	Make-whole redemption at any time on or after September 12, 2014 and prior to March 15, 2044 (“Make-Whole Redemption Period”)
Make-Whole Call Premium:+ 15 bps
		☐	Other Redemption
Initial Redemption Price:
Initial Redemption Date:
Percentage amount by which Initial Redemption Price decreases each year:

☒	Other Redemption
Type: Par Call at any time on or after March 15, 2044
Redemption price: 100% of principal amount
Redemption dates: Any time on or after March 15, 2044

Applicable Only to Fixed Rate Notes:

Interest Rate: 4.224%

First Interest Payment Date:	March 15, 2015

Interest Payment Dates: March 15 and September 15 of each year

Applicable Only to Floating Rate Notes:

Base Rate:		Maximum Interest Rate: _________
☐	Commercial Paper Rate	Minimum Interest Rate: _________
☐	Prime Rate	Interest Reset Dates: _________
☐	CD Rate	Interest Reset Period: _________
☐	Federal Funds Effective Rate	Interest Payment Dates: _________
☐	LIBOR	Interest Payment Period: _________
☐	Treasury Rate	Interest Determination Dates: _________
☐	Other Rate

Initial Interest Rate:
Index Maturity:
Spread (plus or minus):
Spread Multiplier:

This Pricing Supplement relates to the original issuance and sale by Washington Gas Light Company (“we”, “us”, or “our”) of the Medium-Term Notes, Series J (“notes”), described herein through Wells Fargo Securities, LLC, PNC Capital Markets LLC and U.S. Bancorp Investments, Inc.

Use of Proceeds

Proceeds from the sale of these notes will be used by Washington Gas Light Company to retire short-term debt used to refund long-term debt that was redeemed on September 10, 2014 with a coupon rate of 5.17%, and for general corporate purposes such as the acquisition of property and working capital requirements.

Interest Rate

General

A glossary is provided at the end of this Pricing Supplement which defines the capitalized words used in the following discussion about the interest rates payable and optional redemption provisions on these notes.

Fixed Rate Notes

The interest rate on these notes will be fixed. Interest will be paid March 15 and September 15, and upon maturity, redemption or repurchase. The record dates for such notes will be March 1 (for interest to be paid on March 15) and September 1 (for interest to be paid on September 15). Interest payments will be the amount of interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or from and including the date of issue, if no interest has been paid with respect to the notes, to, but excluding, each March 15 and September 15. Interest will be computed using a 360-day year of twelve 30-day months. If any interest payment date, redemption date, or the maturity date of the notes falls on a day that is not a Business Day, any principal, premium, or interest payments will be made on the next succeeding Business Day, and no interest will accrue on the amount payable for the period from and after the interest payment date, redemption date, or the maturity date, as the case may be.

Optional Redemption

The notes will not be subject to any sinking fund. Prior to March 15, 2044, the notes may be redeemed at our option on any date or dates, in whole or from time to time in part, at a redemption price, to be calculated by us, which may be determined as the greater of (i) 100% of the principal of such notes; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360 day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus a make-whole spread as specified in this Pricing Supplement (the Make-Whole Call Premium), plus in each case accrued and unpaid interest thereon to the date of redemption. At any time on and after March 15, 2044, the notes may be redeemed at our option on any date or dates, in whole or from time to time in part, at 100% of the principal of such notes, plus accrued and unpaid interest thereon to the date of redemption. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture.

Notes may be redeemed in whole or in part in increments of $1,000, upon no more than 60 and not less than 30 days prior notice to the note holder. If we do not redeem all the notes of a series or tranche at one time, the Trustee will select the notes to be redeemed by lot, pro rata. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Glossary

Set forth below are definitions of some of the terms used in this Pricing Supplement:

“BUSINESS DAY” means any day other than a Saturday or Sunday that is not a day on which banking institutions in Washington, DC, or in New York, NY, are authorized or obligated by law or executive order to be closed.

“COMPARABLE TREASURY ISSUE” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“COMPARABLE TREASURY PRICE” means, with respect to any redemption date during the Make-Whole Redemption Period, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

“INDEPENDENT INVESTMENT BANKER” means one of the Reference Treasury Dealers appointed by us.

“REFERENCE TREASURY DEALER” means each of three primary U.S. Government securities dealers selected by us at our discretion; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a Primary Treasury Dealer), we shall substitute therefor another Primary Treasury Dealer.

“REFERENCE TREASURY DEALER QUOTATIONS” means, with respect to each Reference Treasury Dealer and any redemption date during the Make-Whole Redemption Period, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. New York time on the third Business Day preceding such redemption date.

“TREASURY RATE” means, with respect to any redemption date during the Make-Whole Redemption Period, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“TRUSTEE” means The Bank of New York Mellon.

Settlement

It is expected that delivery of the notes will be made against payment therefor on or about September 12, 2014, which will be the fourth business day following the date of pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the notes initially will settle in T+4, purchasers who wish to trade the notes on the date of pricing of the notes should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.